UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.    )*

NeuroBo Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

64132R107
(CUSIP Number)
December 30, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64132R107	Page 2 of 5 Pages

1.	Names of Reporting Persons Dong-A ST Co., Ltd.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 2,880,612
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,880,612
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,880,612
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 18.5%
12.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 64132R107	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

NeuroBo Pharmaceuticals, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

177 Huntington Avenue
Suite 1700 Boston, Massachusetts 02115

Item 2(a).	Name of Person Filing

This statement is filed by Dong-A ST Co., Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office is 64, Cheonho-daero, Dongdaemun-gu, Seoul, Republic of Korea.

Item 2(c).	Citizenship:

Dong-A ST Co., Ltd. is a South Korean corporation.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

64132R107
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:
2,880,612 shares of Common Stock

Item 4(b).	Percent of Class:
18.5% of the total number of shares of Common Stock outstanding.

Item 4(c).	Number of shares as to which such person has:

CUSIP NO. 64132R107		Page 4 of 5 Pages

Dong-A ST Co., Ltd.
(i)	Sole power to vote or direct the vote	2,880,612
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,880,612
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [_].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 64132R107	Page 5 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 9, 2020	DONG-A ST CO., LTD.

	By:	/s/ Dae-Sik Eom
Name: Dae-Sik Eom
Title: Chief Executive Officer